UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02031780

NO ACT
P.E 1-17-02
33-91602

March 21, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/21/2002

James P. Beck
Krys Boyle Freedman & Sawyer, P.C.
Suite 2700 South Tower
600 Seventeenth Street
Denver, Colorado 80202-5427

Re: CET Environmental Services, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Beck:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to CET Environmental Services by Ross C. Gordon. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESS
MAY 2 2 20
THOMSON
FINANCIAL

Enclosures

cc: Ross C. Gordon
234 Michelle Lane
Alamo, CA 94507

KRYS BOYLE FREEDMAN & SAWYER, P.C.

ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202-5427

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

January 17, 2002

02 JAN 22 AM 10:05

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: CET Environmental Services, Inc.
Shareholder Proposal of Ross C. Gordon
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

We are securities counsel to CET Environmental Services, Inc. (the "Company"). On behalf of the Company, this letter is to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the enclosed shareholder proposal.

Background

On or about November 14, 2001, the Company received the enclosed shareholder proposal from Ross C. Gordon. Mr. Gordon's shareholder proposal is for the nomination of Ross C. Gordon for election to the Company's Board of Directors. Pursuant to Rule 14a-8(i)(8) under the Securities Act of 1934 (the "Exchange Act"), the Company is not required to include the proposal in the 2002 Proxy Materials for the 2002 Annual Meeting, which has not yet been scheduled but which is expected to be held in late May 2002. As a result, in accordance with Rule 14a-8(i)(8), the Company intends to omit the proposal from its proxy materials which are expected to be mailed to shareholder in late April 2002.

Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11, are applicable thereto." Release No. 34-125498 (July 7, 1976).

The Commission acknowledged in connection with the comprehensive revisions to the proxy rules in 1992 that "[p]roposals to require the company to include shareholder nominees in the company's proxy statement would represent a substantial change in the Commission's proxy rules." Release No. 34-31326 (Oct. 16, 1992).

The present shareholder proposal, in calling for the nomination of Mr. Gordon for election as a director, clearly relates to "an election for membership on the company's board of directors." Accordingly, under Rule 14a-8(i)(8), we are of the opinion that the proposal may be excluded from the 2002 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company excludes the shareholder proposal from its 2002 Proxy Materials in reliance on Rule 14a-8(i)(8) under the Exchange Act.

In accordance with Rule 14a-8(j) of the Exchange Act, five additional copies of this letter and the related documents, including the shareholder proposal, have been enclosed herewith. In addition, one additional copy as been enclosed. Please date stamp the additional receipt copy and return it in the enclosed self-addressed envelope.

Pursuant to Rule 14a-8(j), we are providing a copy of this submission to Mr. Gordon.

Please call the undersigned if you have any questions concerning this matter or any of the enclosed materials.

Sincerely,

KRYS BOYLE FREEDMAN & SAWYER, P.C.

By James P. Beck
James P. Beck

JPB/va
Enclosures
cc: CET Environmental Services, Inc.

Ross Gordon
234 Michelle Lane
Alamo, Ca. 94507
925-831-1667

November 7, 2001

Mr. Steven H. Davis, President
CET Environmental, Inc.
7032 South Revere Parkway
Englewood, Colorado 80112

Dear Steve:

I am a long time stockholder of CET. Over the past few years I have made several suggestions to you and other board members relating to enhancing shareholder value, that I believe have been ignored.

Accordingly, as a shareholder, the purpose of this letter is to enter my name as a candidate for the board of directors at the next shareholder meeting.

Please confirm receipt of this letter and let me know if you need more information. Your prompt attention would be appreciated.

Sincerely,

Ross C. Gordon
Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CET Environmental Services, Inc.
Incoming letter dated January 17, 2002

The submission nominates the proponent for membership on CET Environmental Services' board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that CET Environmental Services may exclude it under rule 14a-8(i)(8) as relating to an election to CET Environmental Services' board of directors, and we will not recommend enforcement action to the Commission if CET Environmental Services omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of CET Environmental Services' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Jonathan Ingram
Special Counsel